November 18, 2005

Lawrence D. Rubenstein
General Counsel
Wells Fargo Asset Securities Corporation
c/o Wells Fargo Bank, N.A.
530 Fifth Avenue, 15th Floor
New York, New York 10036

Re: Wells Fargo Asset Securities Corporation
            File No. 333-129159
            Filed October 20, 2005

Dear Mr. Rubenstein,

We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed ecurities involving the same asset class as this offering.

2. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

3. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to 1100(f) of Regulation AB.

4. Please confirm that the pool will include no non-performing loans, and less than a 20% concentration level of delinquent loans.

Cover Page
5. Please briefly define here or in the summary the use of the term"non-relocation" to describe the type of mortgage loans in the asset pool.

The Series 20 - Certificates, page S-4
6. Please provide an appropriate cross-reference in the first footnote on this page.

7. We note you refer to footnote 7 for the pass-through rate on your Class A-1, A-2, A-5 and A-6 Certificates. However, we cannot locate disclosure explaining the purpose of this footnote. Please provide this disclosure or remove your reference to this footnote.

Summary Information, S-6

The Transaction Parties, page S-6
8. It appears that loans in the asset pool will be originated by other mortgage loan originators. Please include bracketed language to disclose that you will provide the information required for all other mortgage loan originators that will originate 20% or more of the pool assets and that the mortgage loan originators that will originate 10% or more of the pool assets will be identified. Refer to Item 1110(a) and (b) of Regulation AB.

Changes to the Mortgage Pool, page S-8
9. Please expand your disclosure to briefly explain the circumstances for the optional purchases of certain mortgage loans from the pool. For example, we note on page 77 in the base prospectus that the depositor or the master servicer may repurchase any mortgage loan which is in default during one or more thirty-day periods. Also, briefly disclose the "certain circumstances" when substitutions may be made for certain mortgage loans. Refer to Item 1103(a)(6) of Regulation AB.

10. In this regard, we note on page S-41 that the depositor may substitute for any reason a new mortgage loan for any mortgage loan in the trust estate for three months following the closing date. However, it does not appear your transaction meets the limited exceptions to the discrete pool requirement under Item 1101(c)(1) of Regulation AB. Refer to Item 1101(c)(3) of Regulation AB. Please provide an analysis to explain how the general substitution of mortgage loans would meet the definition of an asset-backed security under Regulation AB.

Weighted Average Life Volatility, page S-12
11. Please expand your disclosure to briefly clarify why the weighted average life of a "companion certificate" is particularly sensitive to principal prepayments on the mortgage loans.

Static Pool Information, page S-19
12. Please provide us with a copy of the static pool information you intend to present on your Internet web site. Also, please consider providing a graphic presentation of the information as this will enable investors to grasp information more quickly and see patterns visually or explain to us why a graphical presentation would not aid the understanding of the static pool information to investors.

Description of the Certificates, page S-23
13. Please include a graphical illustration or flow chart that would complement the narrative description of the pool distribution amount allocation on page S-24 and distribution on the Class A Certificates on page S-32 or advise why a graphical illustration among the various classes of certificates would not aid the understanding of the flow of funds to a potential investor. Refer to Item 1113(a)(2) of Regulation AB.

Description of the Mortgage Loans, page S-39
14. Please explain why the mortgage loans in the trust estate are "expected to be" secured by first liens rather than "will be" secured by first liens. 15. The first paragraph on page S-40 provides that the first table in Appendix A will set forth certain characteristics of the Mortgage Loans, Premium Mortgage Loans and the Discount Mortgage Loans. The first table of Appendix A, however, does not present separately the various pool characteristics for each of the Premium Mortgage Loans and Discount Mortgage Loans. Please add these characteristics to the "Selected Mortgage Loan Data" on page A-1.

Mortgage Loan Underwriting, page S-41
16. We note your statement that "in certain instances, exceptions to the Underwriting Standards may have been granted." Please add bracketed language to disclose the type of exceptions to underwriting standards affecting any of the mortgage loans included in the asset pool and quantify the percentage of these mortgage loans to the extent material.

Compensation and Payment of Expenses of the Master Servicer, Servicer and Trustee, page S-48
17. We note your disclosure on page S-49. However, it does not appear that you have included a table itemizing all the fees and expenses disclosure required by Item 1113(c) of Regulation AB. Please revise to

disclose all of the information called for by Item 1113(c) in a tabular format. Also, please add this section to the table of contents.

Underwriting, page S-53
18. Please include the underwriter compensation information called for in Item 508 of Regulation S-K.

19. It appears that the underwriter and any dealers that participate in the distribution of the offered certificates are underwriters under the Securities Act. As such, please delete to remove the phrase "may be deemed to be" from this section here and in the base prospectus.

Appendix A
20. Refer to footnote 1 to the table for "Selected Mortgage Loan Data" on page A-1. Please quantify the percentage of the mortgage loans for which FICO Scores are not available to the extent material.

21. Please include an introductory paragraph explaining how each of the metrics that is not self-evident is calculated. You may cross-reference to appropriate sections of the prospectus supplement or prospectus, however, you should ensure that all of the metrics are captured by your reference.

22. We note your geographic concentration disclosure here and in the summary. Please confirm that if 10% or more of the pool assets are located in any one state or geographic region, you will describe the economic or other factors specific to such state or region. Refer to Item 1111(b)(14).

23. Refer to the table for "Originators" on page A-3. Please identify the percentage of each originator rather than identifying all loans originated not by Wells Fargo as "other originators" to the extent material.

Summary of Prospectus, page 6
24. Please revise to delete your references in the summary to "other property," "other distributions," and "any other method" of credit enhancement described in the applicable prospectus supplement. We view this as a catch-all. Instead, provide a general description of all assets, structural features and credit enhancement in the base prospectus that is known or reasonably contemplated to be included in an actual takedown.

Optional Purchase of All Mortgage Loans, page 9
25. Please advise whether "other such party" may be a holder of the certificates.

The Trust Estates, page 19
26. Remove item (vi). All trust assets should be described in the prospectus.

27. It appears that you may include negative amortization mortgages in the asset pool. Include a risk factor detailing the risks of these loans. To the extent material, do the same for subsidy loans, buy-down loans and pledged asset mortgage loans.

Cash Flow Agreements, page 25
28. Please revise here and throughout to clarify that "certain other agreements" will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

29. Please include bracketed language in the prospectus supplement to provide the information that is required by Item 1115(a)(4) of Regulation AB.

30. Please revise your disclosure to clarify that you will provide financial information as required under Item 1115(b)(1) and (2) of Regulation AB if the significant percentage of the relevant cash flow agreements, or any other derivative instruments, is 10% or more.

Static Pool Information, page 33

31. It is unclear why you would disclose prior originations by the sponsor based on vintage years since it does not appear that the sponsor would meet the limitation under Item 1105(a)(2) of Regulation AB. Please delete this disclosure or advise why no revision is warranted.

32. Please tell us the purpose of your statement in the third sentence. Are any of the loans sold to the entities included in any of your amortized asset pools? If so, then disclosure of the loans would need to be disclosed. Refer to Item 1105(a)(3) of Regulation AB. Please revise accordingly or advise.

Master Servicing Experience and Procedures of Wells Fargo Bank, page 60
33. Please complete the table in your next amendment.

34. Please disclose any material changes, if any, to Wells Fargo`s policies or procedures during the last three years, in its role as a master servicer. See Item 1108(b)(3) of Regulation AB. Provide similar disclosure for Wells Fargo in its role as servicer, described on page 63. We note your disclosure on page 64 providing that any prospective material changes will be described in a prospectus supplement.

Evidence as to Compliance, page 73
35. We note that the servicer will deliver annually the servicer compliance statement, assessment of compliance report and attestation report "on or before the date specified in the applicable underlying servicing agreement or pooling and servicing agreement." Please tell us whether the timeframe in the servicing agreement meets the timing under General Instruction A(2)(b) of Form 10-K.

36. We note the third bullet point disclosing that the assessment of compliance will be provided for and as of the end of the prior calendar year. Please confirm that this the prior fiscal year covered by Form 10-K. Please do the same for the fourth bullet point. See Item 1122(a)(3) and (4).

Reports to Certificateholders, page 78
37. Paragraph (iii) provides that a shortfall amount will be disclosed in the monthly disclosure report. Please revise this section to provide that similar disclosure will be made in the event of carryovers and excess cash flow, if applicable. See Item 1121(a)(3)(iii) and (iv).

Plan of Distribution, page 124
38. Refer to the third and fourth methods of distribution you present in the second paragraph. Please disclose that the depositor participating in these methods of distribution is an underwriter.

Reports to Certificateholders, page 125
39. Please confirm that the depositor or servicer will sign the Exchange Act reports. See General Instruction J.3 to Form 10-K, General Instruction G.3. to Form 8-K and General Instruction E to Form 10-D.

40. Please add bracketed language in the prospectus supplement to disclose the names and file numbers called for in Item 1118(b) of Regulation AB.

Item 17. Undertakings, page II-3
41. Please include in this section the undertaking language included in Item 512(a)(1)(iii) beginning with "provided further, however."

Exhibits
42. Please file the various forms of agreements with your next amendment.

Closing Comments

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your submission in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

You may contact Mathew C. Bazley at (202) 551-3382 with any questions or you may reach me at (202) 551-3348.

Sincerely,

Jennifer G. Williams
Special Counsel

cc: Via facsimile: (212) 504-6666
 Jordon M. Schwarz
 Cadwalader, Wickersham & Taft LLP
 One World Financial Center
 New York, NY 10281